UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Tower Semiconductor Ltd.

(Name of Issuer)

Ordinary Shares, NIS 15.00 par value per share

(Title of Class of Securities)

M87915-10-0

(CUSIP Number)

Yael (Ben Moshe) Rudnicki

Bank Leumi le-Israel B.M.

34 Yehuda Halevi Street

Tel Aviv 65546, Israel

972-3-5149419

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. M87915-10-0	13D	Page 2 of 4

1.	Names of Reporting Persons. Bank Leumi le-Israel B.M. I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,871,930
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,871,930
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,871,930
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 7.5% (1)
14.	Type of Reporting Person (See Instructions) BK

(1)	Based on Ordinary Shares outstanding as at March 11, 2014, as reported by Tower to the Tel Aviv Stock Exchange (“TASE”) and calculated in accordance with rule 13d-3(d)(1)(i).

CUSIP No. M87915-10-0	13D	Page 3 of 4

The statement on Schedule 13D, dated February 3, 2011, of Bank Leumi le–Israel B.M. (“Leumi”, “the Bank” or “Reporting Person”), as amended by Amendment No. 1 thereto, dated June 15, 2011, and Amendment No. 2 thereto, dated April 11, 2013, Amendment No. 3 thereto, dated June 24, 2013, and Amendment No. 4 thereto, dated February 10, 2014, is hereby further amended as follows:

Item 5. Interest in Securities of the Issuer

Items 5(a)-(c) are hereby amended to read in their entirety as follows:

To the knowledge of the Reporting Person:

(a)	Leumi is the beneficial owner of 3,871,930 Ordinary Shares, including 3,427,291 Ordinary Shares issuable upon conversion of its currently convertible capital note and 139,001 Ordinary Shares issuable upon exercise of currently exercisable warrants. Leumi’s ownership represents approximately 7.5% of the Ordinary Shares outstanding as at March 11, 2014, as reported by Tower to the TASE and calculated in accordance with rule 13d-3(d)(1)(i).

(b)	Leumi has sole voting and dispositive power over 3,871,930 Ordinary Shares, including 3,427,291 Ordinary Shares issuable upon conversion of currently convertible capital notes and 139,001 Ordinary Shares issuable upon exercise of currently exercisable warrants.

(c)	Save for the following transactions, Leumi has not effected any transactions in the Ordinary Shares since the date of the filing of Amendment No. 4 to this Statement on Schedule 13D:

Set forth below are the dates of sale, number and average price per share of Ordinary Shares in U.S. Dollars sold by Leumi on such date on the TASE. Although all sales were made in New Israel Sheqels (“NIS”), the U.S. Dollar Prices set forth below reflect conversion of such NIS Price into U.S. Dollars based on the relevant Representative Rate published by the Bank of Israel:

Date	Number of Shares	Price Per Share
March 2, 2014	70,000	7.58
March 3, 2014	131,949	7.48
March 4, 2014	100,000	7.87
March 6, 2014	84,000	8.06
March 10, 2014	31,000	7.92
March 11, 2014	83,051	7.93
March 13, 2014	100,000	8.48
March 19, 2014	76,949	8.44

CUSIP No. M87915-10-0	13D	Page 4 of 4

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 25, 2014

Date

Signature	/s/ Batsheva Lapidot	/s/ David Sackstein
	Batsheva Lapidot	David Sackstein
	VP – Sector Manager	Office of the Corporate Secretary

Bank Leumi le-Israel B.M.
Name/Title